SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2019

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine public bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer Price Index
CSJN	Argentine Supreme Court
CT Barragán	Joint venture CT Barragán S.A.
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of June 30, 2019
DOP	Deliver or pay
EBITDA	Earnings before Interest, Tax, Depreciation and Amortization
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOB	Free on Board
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
INDEC	National Institute of Statistics and Census
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
Oleoducto Loma Campana – Lago Pellegrini	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Access point to the Transportation System
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint Venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.AU.
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 43

Beginning on January 1, 2019

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos)

		June 30,	December 31,
	Notes	2019	2018
ASSETS
Noncurrent Assets
Intangible assets	8	26,808	20,402
Property, plant and equipment	9	788,217	699,087
Right-of-use assets	10	25,515	—
Investments in associates and joint ventures	11	45,581	32,686
Deferred income tax assets, net	17	508	301
Other receivables	13	11,504	9,617
Trade receivables	14	19,978	23,508

Total noncurrent assets		918,111	785,601

Current Assets
Assets held for disposal		2,323	3,189
Inventories	12	69,555	53,324
Contract assets	22	610	420
Other receivables	13	23,130	21,867
Trade receivables	14	92,554	72,646
Derivative financial instruments	7	244	—
Investment in financial assets	7	10,863	10,941
Cash and cash equivalents	15	56,375	46,028

Total current assets		255,654	208,415

TOTAL ASSETS		1,173,765	994,016

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,452	10,518
Reserves, other comprehensive income and retained earnings		385,580	348,682

Shareholders’ equity attributable to shareholders of the parent company		396,032	359,200

Non-controlling interest		4,389	3,157

TOTAL SHAREHOLDERS’ EQUITY		400,421	362,357

LIABILITIES
Noncurrent Liabilities
Provisions	16	107,520	83,388
Deferred income tax liabilities, net	17	95,678	91,125
Contract liabilities	22	1,318	1,828
Income tax liability	17	3,856	—
Taxes payable		1,627	2,175
Lease liabilities	18	14,756	—
Loans	19	316,483	270,252
Other liabilities	20	549	549
Accounts payable	21	3,973	3,373

Total noncurrent liabilities		545,760	452,690

Current Liabilities
Liabilities associated with assets held for disposal		1,815	3,133
Provisions	16	4,906	4,529
Contract liabilities	22	5,848	4,996
Income tax liability	17	2,235	357
Taxes payable		11,321	10,027
Salaries and social security		6,662	6,154
Lease liabilities	18	11,161	—
Loans	19	79,634	64,826
Other liabilities	20	3,281	722
Accounts payable	21	100,721	84,225

Total current liabilities		227,584	178,969

TOTAL LIABILITIES		773,344	631,659

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,173,765	994,016

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX-MONTH AND THREE-MONTH PERIOD ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the six-month period ended June 30,		For the three-month period ended June 30,
Net income	Notes	2019	2018	2019	2018
Revenues	22	291,236	168,857	160,329	93,034
Costs	23	(238,965)	(145,404)	(134,211)	(81,966)

Gross profit		52,271	23,453	26,118	11,068

Selling expenses	24	(21,037)	(11,071)	(11,217)	(5,890)
Administrative expenses	24	(10,524)	(5,305)	(5,756)	(2,951)
Exploration expenses	24	(2,577)	(787)	(1,056)	(464)
Other net operating results	25	(334)	12,810	(921)	(17)

Operating profit		17,799	19,100	7,168	1,746

Income from equity interests in associates and joint ventures	11	3,514	(925)	1,955	(1,139)
Financial income	26	19,802	54,025	(5,541)	46,126
Financial loss	26	(30,663)	(33,249)	(10,666)	(24,326)
Other financial results	26	4,442	2,169	1,765	1,027

Net financial results	26	(6,419)	22,945	(14,442)	22,827

Net profit / (loss) before income tax		14,894	41,120	(5,319)	23,434

Income tax	17	(25,374)	(33,626)	2,992	(21,926)

Net (loss) / profit for the period		(10,480)	7,494	(2,327)	1,508

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(1,560)	(9,535)	431	(9,137)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		4,343	—	2,002	—
Exchange differences reversed to profit for the period(2)		—	1,572	—	—
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		48,127	90,767	(7,860)	78,432

Other comprehensive income / (loss) for the period		50,910	82,804	(5,427)	69,295

Total comprehensive income / (loss) for the period		40,430	90,298	(7,754)	70,803

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		(10,869)	8,060	(2,684)	1,993
Non-controlling interest		389	(566)	357	(485)
Other comprehensive income for the period attributable to:
Shareholders of the parent company		50,067	82,804	(5,795)	69,295
Non-controlling interest		843	—	368	—
Total comprehensive income / (loss) for the period attributable to:
Shareholders of the parent company		39,198	90,864	(8,479)	71,288
Non-controlling interest		1,232	(566)	725	(485)
Earnings per share attributable to shareholders of the parent company:
Basic and Diluted	29	(27.71)	20.55	(6.85)	5.08

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated statements.
(2)	Corresponds to reversal to net profit for the period, for the partial disposal of the investment in YPF EE. See Note 3 to the annual consolidated statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the six-month period ended June 30, 2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115		11	(282)	640	10,518
Accrual of share-based benefit plans(4)	—	—	—	—	217		—	—	—	217
Repurchase of treasury shares	(4)	(6)	4	6	—		(280)	—	—	(280)
Settlement of share-based benefit plans(2)	1	1	(1)	(1)	(57)		71	(17)	—	(3)
As decided by the Shareholders’ Meeting on April 26, 2019(3)	—	—	—	—	—		—	—	—	—
As decided by the Board of Directors on June 27, 2019(3)	—	—	—	—	—		—	—	—	—
Other comprehensive income	—	—	—	—	—		—	—	—	—
Net income / (loss)	—	—	—	—	—		—	—	—	—

Balance at the end of the period	3,920	6,079	13	22	275		(198)	(299)	640	10,452

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans(4)	—	—	—	—	—		—	217	—	217
Repurchase of treasury shares	—	—	—	—	—		—	(280)	—	(280)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(3)	—	(3)
As decided by the Shareholders’ Meeting on April 26, 2019(3)	—	4,800	33,235	280	—		(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019(3)	—	(2,300)	—	—	—		—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	50,067		—	50,067	843	50,910
Net income / (loss)	—	—	—	—	—		(10,869)	(10,869)	389	(10,480)

Balance at the end of the period	2,007	2,500	44,255	500	347,187	(1)	(10,869)	396,032	4,389	400,421

(1)

Includes 355,847 corresponding to the effect of the translation of the financial statements of YPF and, (23,240) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 14,580 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 28.
(4)	See Note 35.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND 2018 (UNAUDITED) (Cont.)
(Amounts expressed in millions of Pesos)

	For the six-month period ended June 30, 2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36		(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—		—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36		(91)	(217)	640	10,402

Accrual of share-based benefit plans(4)	—	—	—	—	126		—	—	—	126
Repurchase of treasury shares	(3)	(4)	3	4	—		(120)	—	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	(7)		9	(2)	—	—
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	—	—	—	—		—	—	—	—
Other comprehensive income	—	—	—	—	—		—	—	—	—
Net income/ (loss)	—	—	—	—	—		—	—	—	—

Balance at the end of the period	3,921	6,081	12	20	155		(202)	(219)	640	10,408

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	127,446		12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—		(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	127,446		12,042	151,997	238	152,235

Accrual of share-based benefit plans(4)	—	—	—	—	—		—	126	—	126
Repurchase of treasury shares	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans(3)	—	—	—	—	—		—	—	—	—
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	1,200	11,020	120	—		(12,340)	—	—	—
Other comprehensive income	—	—	—	—	82,804		—	82,804	—	82,804
Net income / (loss)	—	—	—	—	—		8,060	8,060	(566)	7,494

Balance at the end of the period	2,007	1,200	11,020	220	210,250	(1)	7,762	242,867	(328)	242,539

(1)

Includes 223,158 corresponding to the effect of the translation of the financial statements of YPF and (12,908) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	See Note 25 to the annual consolidated financial statements.
(3)	Net of employees’ income tax withholding related to the share-based benefit plans.
(4)	See Note 35.
(5)	Corresponds to the change in the accounting policy described in Note 2.b.26 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the six-month period ended June 30,
	2019	2018
Operating activities:
Net (loss) / profit	(10,480)	7,494
Adjustments to reconcile net (loss) / profit to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(3,514)	925
Depreciation of property, plant and equipment	61,755	41,403
Depreciation of right-of-use assets	4,353	—
Amortization of intangible assets	1,036	561
Retirement of property, plant and equipment and intangible assets and consumption of materials	8,764	3,014
Charge on income tax	25,374	33,626
Net increase in provisions	7,304	3,562
Exchange differences, interest and other	1,822	(22,258)
Share-based benefit plan	217	126
Result of companies’ revaluation	—	(11,980)
Changes in assets and liabilities:
Trade receivables	(15,237)	(11,907)
Other receivables	(2,875)	(3,346)
Inventories	(9,612)	972
Accounts payable	18,261	6,870
Taxes payables	809	2,941
Salaries and social security	830	(586)
Other liabilities	384	(1,473)
Decrease in provisions included in liabilities due to payment/use	(1,943)	(1,002)
Contract assets	(96)	(154)
Contract liabilities	(230)	951
Dividends received	761	126
Proceeds from collection of business interruption insurance	758	—
Income tax payments	(5,055)	(829)

Net cash flows from operating activities(1)(2)	83,386	49,036

Investing activities:(3)
Acquisition of property, plant and equipment and intangible assets	(74,315)	(33,899)
Contributions and acquisitions of interests in associates and joint ventures	(4,676)	(284)
Proceeds from sales of financial assets	957	5,405
Interests received from financial assets	452	293

Net cash flows used in investing activities	(77,582)	(28,485)

Financing activities:(3)
Payments of loans	(33,292)	(14,528)
Payments of interest	(16,997)	(10,363)
Proceeds from loans	55,239	16,147
Repurchase of treasury shares	(280)	(120)
Payments of leases	(5,571)	—
Payment of interest in relation to income tax	(124)	—

Net cash flows used in financing activities	(1,025)	(8,864)

Translation differences of cash and cash equivalents	5,568	5,826

Net increase in cash and cash equivalents	10,347	17,513

Cash and cash equivalents at the beginning of the fiscal year	46,028	28,738
Cash and cash equivalents at the end of period	56,375	46,251

Net increase in cash and cash equivalents	10,347	17,513

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	Includes 2,786 for payment of short-term leases and payments of the variable charge of leases related to the underlying asset return/use.
(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month period ended June 30,
	2019	2018
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	11,465	6,950
Additions of right-of-use assets	4,786	—
Capitalization of amortization of right-of-use assets	673	—
Capitalization of financial accretion for lease liabilities	95	—
Debt capitalization of joint ventures	738	—
Dividends payable	2,300	—
Dividends receivable	50	306

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of June 30, 2019:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 30. h to the annual consolidated financial statements.
(4)	See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of June 30, 2019, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the six-month period ended June 30, 2019 are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2018 prepared in accordance with IFRS issued by the IASB and the interpretations issued by the IFRIC.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 8, 2019.

These condensed interim consolidated financial statements corresponding to the six-month period ended on June 30, 2019 are unaudited. The Company’s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Loss for the six-month period ended on June 30, 2019 does not necessarily reflect the proportion of the Group’s full-year loss.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Also, regarding IFRS 16 “Leases”, effective as of January 1, 2019, the Group has applied the guidelines of IFRS 16. See the accounting policy described below in this Note.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with the Peso as functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into U.S dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2019

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of June 30, 2019, as specified in Note 2.b.26 to the annual consolidated financial statements. The aforementioned new and revised standards and interpretations that affected these condensed interim consolidated financial statements are described below:

•	IFRS 16 – Leases

The model introduced by this standard is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.

The Group as lessee

Once the lease has been identified, the Group recognizes the following items:

•	Right-of-use assets, whose cost includes:

(a)	the amount of the initial measurement of the lease liability;

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)

an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain liabilities because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation in a straight-line during the extension of the lease, unless another systematic basis is more representative). Deprecation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.

In order to assess the impairment of right-of-use assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Lease contracts in which the Group is the lessee mainly correspond to the lease of:

•

Exploitation facilities and equipment, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, work-over and lifting pumps. The average term of these contracts is from three to five years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (Pesos per hour/day of use).

•	Machinery and equipment, which include:

i.

equipment for natural gas compression and generation of energy. The average term of these contracts is six years, featuring minimum payments based on the available power. Variable payments are estimated on the basis of a rate per generation unit;

ii.

regasification and/or gas liquefaction equipment. The average term of these contracts is from eight to ten years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

•	Transportation equipment, including:

i.	vessels and crafts for hydrocarbon transportation, whose average contract term is five years, establishing monthly guaranteed payments associated to the Group’s availability over such assets;

ii.

truck fleets with average contract terms of three years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

•	Gas station lands and facilities, with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

•	Land and buildings which include mainly:

i.

a reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for four years, for which there are minimum guaranteed quotas;

ii.	permits for the use of ports and land, for which there are minimum guaranteed quotas.

•

Lease liabilities, measured as the aggregate amount of future lease payments, discounted using the lessee’s incremental borrowing rate, considering the complexity of determining the implicit interest rate in the lease. The Group applied the lessee’s incremental borrowing rate to the lease liabilities recognized in the statement of financial position of the initial date of each contract.

Lease liabilities include:

(a)	fixed payments (including in substance fixed payments), less any lease incentive receivable;

(b)	variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the price for the exercise of a purchase option if the Group is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

The Group revises the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the purchase option of the underlying asset.

The Group recognized right-of-use assets and lease liabilities for 23,059 on January 1, 2019 in the statement of financial position, measured at the present value of future payments.

The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use asset equal to the lease liability on the initial transition date (January 1, 2019). There were no adjustments to be made due to the impairment arising from the provision for onerous contracts related to these right-of-use assets.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as expense for the period, in accordance with the option specified in the standard. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material. Variable payments of leases related to the return/use of the underlying asset are subject to the same accounting treatment. Payments of short-term leases, low-value leases and the variable charge related to the return/use of the underlying assets are classified in the statement of cash flows in operating activities, except for those which are capitalized, which are classified as cash used in investing activities.

The Group applied a practical solution to the standard whereby leases expiring within the term of 12 months from the date of the initial application, regardless of the original date, and which comply with the conditions to be classified as short-term leases, follow the treatment described in the previous paragraph. The total charges against comprehensive income for the period and total capitalizations for these leases amount to 1,826. These new contracts might generate right-of-use assets and lease liabilities disclosed in the statement of financial position.

The Group as lessor

Under IFRS 16, the lessor is required to classify the lease as either operating or financial. A financial lease is a lease in which substantially all of the risks and benefits resulting from the ownership of an asset are transferred. A lease will be classified as operating if it does not transfer substantially all of the risks and benefits resulting from the ownership of an underlying asset.

The classification of the lease is made on the date in which the agreement becomes effective and is evaluated again only if there is an amendment to the lease. Changes in estimates (such as changes in the economic life or residual value of the underlying asset) or changes in circumstances (such as default by the lessee) will not result in a new classification of the lease for accounting purposes.

The Group does not have any significant assets leased to third parties.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements, about accounting estimates and judgments.

Provisions for impairment of property, plant and equipment and intangible assets

As explained in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements, as a general criteria, the methodology used in estimating the recoverable amount of property, plant and equipment and intangible assets mainly consists in calculating the value in use, based on the expected future cash flows from the use of such assets, discounted at a rate reflecting the weighted average cost of capital employed.

Regarding interim periods, IAS 34 requires entities to reassess the impairment testing. When an entity has previously recognized impairment losses, it is necessary to review the detailed calculations made at the end of the period if the indicators that gave rise to such losses continues to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or impairment reversals since the end of the last fiscal year and determine whether or not it has to proceed with such detailed testing.

The Group continuously monitors business perspectives in the markets it operates. In the gas market, specifically, production has increased at world level as a result of the higher demand in the United States and China, due to the substitution of coal by gas as source of energy. Such increase in production was mainly led by the United States’ demand for gas associated to shale oil projects, a situation which might alter decisions in terms of gas development in such country, taking also into account the export potential of LNG. In the domestic market, same as in 2018, there is an excess supply of gas, due to the higher production in unconventional fields in relation to the domestic demand at specific times of the year, an infrequent situation in the past which has had an impact on natural gas production through the temporary shut-down of production at certain sites, as well as through gas reinjection.

The Group has assessed the behavior of the relevant variables used to estimate expected future cash flows, which had mixed effects, mainly arising from changes both in external factors and in the country’s domestic factors (including, but not limited to, changes in the behaviour of the domestic supply and demand of natural gas and its potential impact on market terms; eventual changes of Dollar denominated costs and their impact on operating costs, investments and reserves; the status of the process for implementing the market conditions related to the international parity given the aforementioned events both for fuels and crude oil prices; changes in country risk and their effect in the borrowing cost). Based on the above, the Company concluded that, given the volatility of the variables involved and the present uncertainty, it is not possible to determine, with reasonable assurance, that the eventual changes might give rise to indicators affecting the projections of long-term cash flows on which the recoverable value of the Upstream segment’s CGUs at the end of this period are based.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2018 and to the six-month period ended on June 30, 2018 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, recently, an excess of supply with respect to the domestic demand took place at specific times of the year. Consequently, the Group may be subject to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sales of natural gas.

4.	ACQUISITIONS AND DISPOSALS

•	Assignment of interest in the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas

On February 11, 2019, the Executive Branch of the Province of Rio Negro published Decree No. 1677/18 authorizing the sale of 100% of the exploitation concession over the areas known as Bajo del Piche, Barranca de los Loros, El Santiagueño and El Medanito. As a result of this sale, the Group recorded a gain of 1,523 included in “Other net operating results”.

•	Acquisition of Aguada del Chañar area

On June 25, 2019, YPF received a notice from IEASA informing YPF was awarded of the National and International Public Tender No. ADCH 01/2019, related to the assignment by IEASA of 100% of the conventional and unconventional exploitation, and transportation concession granted on the Aguada del Chañar area, located in the Province of Neuquén, together with all its assets and facilities. YPF was awarded of such Public Tender with a US$ 96 million bid.

On June 28, 2019, Decree No. 1096/2019 was published in the Official Gazette of the Province of Neuquén, authorizing such assignment. On the same date, IEASA and YPF signed the final agreements and perfected the assignment. In consideration of the above, the Group recorded the exploratory mining property for 4,055 in “Intangible Assets”.

•	Acquisition of Ensenada de Barragán Thermal Power Plant

On May 29, 2019, the Company received a notice from IEASA informing that YPF and Pampa Cogeneración S.A., a company controlled by Pampa Energía S.A. (“Pampa”), were awarded of the National and International Public Tender No. CTEB 02/2019, pursuant to their joint offer, which was called by Resolution No. 160/19 issued by the Secretariat of Energy (the “Tender Process”), in relation to the sale and transfer by IEASA of the goodwill of Ensenada de Barragán Thermal Power Plant (“CTEB”). The awarded companies decided to jointly acquire the CTEB, through CT Barragán, a company co-owned by them, each with a 50% share in the capital stock and votes.

The CTEB is located in the petrochemical complex of Ensenada, Province of Buenos Aires, with an installed capacity of 560 MW as of today. As part of the transaction, the acquiring companies will have a term of 30 months to complete the works required for the CTEB to operate on a combined cycle basis, which will increase its installed capacity to 840 MW.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSALS (Cont.)

Energy supply agreements with CAMMESA in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE N°220/07. The first agreement was executed on March 26, 2009 (expiring in April 27, 2022), and the second on March 26, 2013 (for a term of 10 years from the commercial operation of the combined cycle).

The joint investment for the acquisition of the CTEB amounts to US$ 282 million, which includes the final cash amount offered in the Tender Process, and the purchase price of certain amount of debt securities (“VRDs”) issued under the supplemental agreement to the global financial and administration trust program for the execution of energy infrastructure projects – Series 1 – ENARSA (Barragán) “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust Agreement”). The price is subject to certain adjustments provided for in the terms and conditions of the Tender Process.

The acquisition of the goodwill of the CTEB also includes the assignment of the Trust Agreement to CT Barragán, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDRs to be acquired by the CT Barragán) amounts to approximately US$ 229 million, which is expected to be repaid with cash flows from the CTEB.

On June 26, 2019 the sale and transfer by IEASA of the goodwill of the CTEB to CT Barragán was formally executed. Each shareholder made a capital contribution of U$S 100 million to CT Barragán, which also received a loan for US$ 170 million from a bank syndicate and a new schedule of payments and conditions of the CTEB existing trust whose amendments are subject to the approval of the relevant authorities. In both cases, without recourse to shareholders, except in the event of default of certain conditions.

CT Barragán entered into an agreement with Pampa and YPF EE for the provision of administration and management services to the CTEB, which will be provided alternately by Pampa and YPF EE for 4-year terms. CT Barragán also entered into an agreement with YPF EE for the provision of monitoring services of the works for the CTEB’s cycle closing.

Given the recent execution of the transaction, the estimation of the fair values of the main assets and liabilities identified, as well as their initial recognition by CT Barragán is provisional and subject to the completion of the procedures for the analysis of the accounting, fiscal and contractual information.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last fiscal year end. See Note 4 to the annual consolidated financial statements.

Additionally, in the second quarter of 2019, the Group operated forward contracts (US Dollars – Swiss Francs), which did not have any significant impact on the comprehensive statement of income. See Notes 7 and 26.

Moreover, in relation to the initial application of IFRS 16 “Leases”, see Note 18.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca (until October 31, 2018) and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution.

Additionally, for the three-month term ended March 31, 2018, it included revenues derived from the generation of conventional and renewable electricity corresponding to YPF EE. See Note 3 to the annual consolidated financial statements.

In addition to the proceeds derived from the sale of natural gas to third parties and the other segments, which is then recognized as a “purchase” to the Upstream segment, and including the Stimulus Plans for Natural Gas production in force (see Note 30.g to the annual consolidated financial statements), Gas and Power accrues a fee charge to the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, and (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the six-month period ended June 30, 2019
Revenues from sales	1,152		51,966		232,620	8,109	(2,611)	291,236
Revenues from intersegment	128,452		4,069		1,421	10,502	(144,444)	—

Revenues	129,604		56,035		234,041	18,611	(147,055)	291,236

Operating profit / (loss)	2,549		1,623		14,622	(4,758)	3,763	17,799
Income from equity interests in associates and joint ventures	—		2,696		818	—	—	3,514
Depreciation of property, plant and equipment	51,018	(2)	581		8,758	1,398	—	61,755
Acquisition of property, plant and equipment	56,660		2,191		9,547	2,060	—	70,458
Assets	555,239		157,392		361,214	102,583	(2,663)	1,173,765

For the six-month period ended June 30, 2018
Revenues from sales	716		37,727		129,954	2,361	(1,901)	168,857
Revenues from intersegment	84,296		3,203		656	4,471	(92,626)	—

Revenues	85,012		40,930		130,610	6,832	(94,527)	168,857

Operating profit / (loss)	5,016		13,100	(3)	4,370	(2,521)	(865)	19,100
Income from equity interests in associates and joint ventures	—		(964)		39	—	—	(925)
Depreciation of property, plant and equipment	35,989	(2)	121		4,672	621	—	41,403
Acquisition of property, plant and equipment	29,132		575		3,928	577	—	34,212

As of December 31, 2018
Assets	480,263		129,885		307,312	82,762	(6,206)	994,016

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes the result for revaluation of the interest in YPF EE. See Note 3 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of June 30, 2019 and December 31, 2018, and their allocation to their fair value levels:

	As of June 30, 2019
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	10,863	—	—	10,863

	10,863	—	—	10,863

Derivative financial instruments:
- Forwards	—	244	—	244

	—	244	—	244

Cash and cash equivalents:
- Mutual funds	2,647	—	—	2,647

	2,647	—	—	2,647

	13,510	244	—	13,754

	As of December 31, 2018
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	10,941	—	—	10,941

	10,941	—	—	10,941

Cash and cash equivalents:
- Mutual funds	7,792	—	—	7,792

	7,792	—	—	7,792

	18,733	—	—	18,733

The Group has no financial liabilities measured at fair value.

Fair value estimates

From December 31, 2018 until June 30, 2019, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost.

Furthermore, during the six-month period ended June 30, 2019, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

The Group uses a range of valuation models to measure instruments of levels 2 and 3, which are described below. In the absence of available quoted prices in an active market, the fair values (mainly of derivative financial instruments) are based on recognized valuation methods.

Description	Pricing method	Parameters	Fair value hierarchy
Derivative financial instruments – Forwards	Theoretical Price	Underlying asset price and rate interest	Level 2

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 371,169 and 293,972 as of June 30, 2019 and December 31, 2018, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, accounts payable, other liabilities and lease liabilities do not differ significantly from their book values.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the six-month period ended June 30, 2019 and the year ended December 31, 2018 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balances as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	1,303	276	765	2,344
Translation effect	15,544	3,414	6,636	25,594
Adjustment for inflation(1)	—	—	591	591
Decreases and reclassifications	31	(248)	(100)	(317)

Accumulated amortization
Increases	1,190	—	559	1,749
Translation effect	9,740	—	6,243	15,983
Adjustment for inflation(1)	—	—	58	58
Decreases and reclassifications	—	—	(4)	(4)

Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balances as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	565	4,055 (2)	248	4,868
Translation effect	4,005	859	1,678	6,542
Adjustment for inflation(1)	—	—	470	470
Decreases and reclassifications	—	(103)	(53)	(156)

Accumulated amortization
Increases	828	—	208	1,036
Translation effect	2,566	—	1,589	4,155
Adjustment for inflation(1)	—	—	127	127
Decreases and reclassifications	—	—	—	—

Cost	36,272	11,718	17,065	65,055
Accumulated amortization	23,504	—	14,743	38,247

Balances as of June 30, 2019	12,768	11,718	2,322	26,808

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 4.

9.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2019	December 31, 2018
Net book value of property, plant and equipment	828,783	740,103
Provision for obsolescence of materials and equipment	(4,440)	(3,955)
Provision for impairment of property, plant and equipment	(36,126)	(37,061)

	788,217	699,087

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	21,394	775,353		134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	11,978	1,062,055
Accumulated depreciation	9,250	566,334		69,160	4,512	—	—	—	8,686	11,656	1,381	8,446	679,425

Balances as of December 31, 2017	12,144	209,019		65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	3,532	382,630

Cost
Increases	425	(10,216	)(3)	370	38	19,885	67,264	5,438	59	—	—	385	83,648	(4)
Translation effect	20,845	808,772		138,924	7,400	15,332	61,084	3,851	10,935	20,016	—	11,468	1,098,627
Adjustment for inflation(7)	5,096	152		—	797	1,107	792	—	1,371	—	20,519	6,968	36,802
Decreases and reclassifications	287	30,807		6,482	313	(17,327)	(64,288)	(4,188)	1,898	2,194	243	838	(42,741	)(5)

Accumulated depreciation
Increases	758	82,939	(3)	9,517	960	—	—	—	1,561	1,680	677	777	98,869	(4)
Translation effect	9,356	609,973		73,643	4,639	—	—	—	9,158	12,396	—	8,127	727,292
Adjustment for inflation (7)	2,785	141		—	565	—	—	—	1,309	—	10,584	5,152	20,536
Decreases and reclassifications	(35)	(27,457)		(25)	(97)	—	—	—	(7)	(35)	(134)	(44)	(27,834	)(5)

Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balances as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	7	—		2,029	39	15,293	49,131	3,473	116	—	219	151	70,458	(6)
Translation effect	5,321	203,531		35,623	1,874	3,905	14,982	928	2,858	5,282	—	2,892	277,196
Adjustment for inflation (7)	1,395	—		—	296	382	552	—	343	—	5,415	1,992	10,375
Decreases and reclassifications	32	33,880		11,165	86	(14,245)	(42,278)	(2,866)	1,096	1,532	1,634	1,046	(8,918)

Accumulated depreciation
Increases	534	56,339		6,798	586	—	—	—	909	1,162	384	587	67,299
Translation effect	2,409	157,127		19,434	1,234	—	—	—	2,461	3,279	—	2,085	188,029
Adjustment for inflation (7)	712	—		—	201	—	—	—	320	—	2,803	1,361	5,397
Decreases and reclassifications	(8)	(30)		(161)	(109)	—	—	—	(549)	—	2,404	(1,841)	(294)

Cost	54,802	1,842,279		329,268	18,457	40,325	146,768	9,507	29,130	47,812	31,436	37,718	2,587,502
Accumulated depreciation	25,761	1,445,366		178,366	12,491	—	—	—	23,848	30,138	18,099	24,650	1,758,719

Balances as of June 30, 2019	29,041	396,913	(1)	150,902	5,966	40,325	146,768	9,507 (2)	5,282	17,674	13,337	13,068	828,783

(1)	Includes 17,175 and 16,154 of mineral property as of June 30, 2019 and December 31, 2018 respectively.
(2)

As of June 30, 2019, there are 49 exploratory wells in progress. During the six-month period ended on such date, 13 wells were drilled, 14 wells were charged to exploratory expenses and 8 wells was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes (11,710) corresponding to hydrocarbon wells abandonment costs and 5,521 of depreciation recovery.
(4)	Includes 1,470 y 1,092 of cost and accumulated depreciation, respectively, corresponding to additions for the acquisition of a participation in several areas.
(5)

Includes 31,800 and 28,673 of cost and accumulated depreciation, respectively, corresponding to reclassification of certain areas that were classified as assets held for disposal. See Note 3 to the annual consolidated financial statements.

(6)

Includes 1,053 and 209 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 673 and 95 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability, respectively.

(7)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the six-month period ended June 30, 2019 and 2018, the rate of capitalization was 10.40% and 10.39%, respectively, and the amount capitalized amounted to 449 and 309, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended on June 30, 2019 and for the year ended December 31, 2018:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2017	1,652
Increase charged to profit / (loss)	629
Amounts incurred due to utilization	(60)
Translation differences	1,666
Transfers and other movements	68

Balance as of December 31, 2018	3,955

Increase charged to profit / (loss)	10
Amounts incurred due to utilization	(16)
Translation differences	491

Balance as of June 30, 2019	4,440

Set forth below is the evolution of the provision for impairment of property, plant and equipment for six-month period ended on June 30, 2019 and for the year ended December 31, 2018:

	Provision for impairment of property, plant and equipment
Balance as of December 31, 2017	26,535
Increase charged to profit / (loss)	36,937	(1)
Amounts incurred due to utilization	(39,837	)(1)
Depreciation	(10,208	)(2)
Translation differences	23,634

Balance as of December 31, 2018	37,061

Depreciation	(5,544	)(2)
Translation differences	4,609

Balance as of June 30, 2019	36,126

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 24.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the six-month period ended June 30, 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Balances for initial application of IFRS 16	450	6,732	8,612	3,356	3,909	23,059

Cost
Increases	151	2,329	1,642	124	540	4,786
Translation differences	48	832	1,079	358	484	2,801

Accumulated depreciation
Increases	75	2,448	1,236	270	997	5,026	(1)
Translation differences	2	52	27	5	19	105

Cost	649	9,893	11,333	3,838	4,933	30,646
Accumulated depreciation	77	2,500	1,263	275	1,016	5,131

Balances as of June 30, 2019	572	7,393	10,070	3,563	3,917	25,515

(1)

Includes 4,353 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 24) and 673 that were capitalized at wells cost in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

In the upcoming quarter, the Group expects the conditions will be satisfied in order to recognize a 10-year liquefaction barge charter agreement as a right-of-use asset, establishing guaranteed monthly payments associated to the Group’s availability over such asset.

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Amount of investments in associates	4,916	2,374
Amount of investments in joint ventures	40,677	30,324
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	45,581	32,686

The main movements during the six-month period ended June 30, 2019 and for the year ended December 31, 2018 which affected the value of the aforementioned investments, correspond to:

	Investments in associates and joint ventures
Balance as of December 31, 2017	6,045
Acquisitions and contributions	280
Income on investments in associates and joint ventures	4,839
Translation differences	3,180
Distributed dividends	(583)
Interest maintained in YPF EE	17,285	(1)
Result from net monetary position in associates and joint ventures	1,640	(2)

Balance as of December 31, 2018	32,686

Acquisitions and contributions	4,676
Income on investments in associates and joint ventures	3,514
Translation differences	3,803
Distributed dividends	(811)
Debt capitalization	738
Result from net monetary position in associates and joint ventures	975	(2)

Balance as of June 30, 2019	45,581

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 3 to the annual consolidated financial statements.
(2)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the six-month period ended June 30, 2019 and 2018. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the six-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Net income	698	247	2,816	(1,172)
Other comprehensive income	939	102	3,839	2,567

Comprehensive income for the period	1,637	349	6,655	1,395

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The financial information corresponding to the assets and liabilities as of June 30, 2019 of YPF EE and for the six-month period ended on such date are detailed below:

June 30, 2019(1)
Noncurrent assets	58,055
Current assets	13,892

Total assets	71,947

Noncurrent liabilities	27,015
Current liabilities	14,045

Total liabilities	41,060

Total shareholders’ equity	30,887

For the six- month period ended June 30, 2019(1)
Revenues	6,567
Costs	(2,866)

Gross profit	3,701

Operating profit	3,175
Income from equity interest in associates and joint ventures	248
Net financial results	(768)

Net profit before income tax	2,655

Income tax	(445)

Net profit	2,210

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from YPF EE’s financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last Available Financial Statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	06-30-19	15	—	59	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	06-30-19	34,336	(2)	(9,100)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	164	595	3,064	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	307	(39)	2,139	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	06-30-19	569	882	17,188	70.00%
YPF Chile S.A.(6)	Common	-	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	06-30-19	1,934	(445)	1,991	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	459	340	2,157	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	236	(12)	370	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	06-30-2019															12-31-2018
								Information of the issuer
	Description of the Securities									Last Available Financial Statements
Name and Issuer	Class	Face Value		Amount	Book value (2)		Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint ventures:
YPF Energía Eléctrica S.A.(5)(6)	Common		$1	1,879,916,921	23,878		1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	3,747	2,210	30,887	75.00%		19,320
Compañía Mega S.A.(5)(6)	Common		$1	244,246,140	3,785		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06-30-19	643	1,308	10,023	38.00%		3,405
Profertil S.A.(6)	Common		$1	391,291,320	7,107		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	03-31-19	783	(126)	17,216	50.00%		6,133
Refinería del Norte S.A.	Common		$1	45,803,655	1,357		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03-31-19	92	84	3,001	50.00%		1,307
Oleoducto Loma Campana-Lago Pellegrini S.A.	Common		$1	738.139.164	737		737	Construction and operation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	868	28	989	85,00%		—

					36,864		1,822									30,165

Associates:
Oleoductos del Valle S.A.	Common		$10	4,072,749	1,001		—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	06-30-19	110	541	2,944	37.00%		710
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	435		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	03-31-19	14	175	1,309	33.15%		226
Oiltanking Ebytem S.A.(6)	Common		$10	351,167	520		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	03-31-19	12	160	1,545	30.00%		424
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	153		—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-18	156	(89)	1,375	10.00%		42
Central Dock Sud S.A.(6)	Common		$0.01	11,869,095,145	932		—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	06-30-19	1,231	1,168	10,586	10.25	%(4)	625
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	72		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	03-31-19	34	(2)	233	36.00%		60
YPF Gas S.A.	Common		$1	59,821,434	808		—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	03-31-19	176	157	2,438	33.99%		258
Other companies:
Other (3)	—	-	—	—	4,808	(8)	4,697	—	—	—	—	—	—	—		188

					8,729		4,697									2,533

					45,593		6,519									32,698

(1)	Corresponds to cost net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments in order to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A., Oleoducto Loma Campana-Lago Pellegrini S.A., CT Barragán and Sustentator S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in the capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda., Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A. and YPF Ventures S.A.U.

(8)	Includes CT Barragán S.A., recently acquired company (See Note 4).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

12.	INVENTORIES

	June 30, 2019		December 31, 2018
Refined products	40,234		33,583
Crude oil and natural gas	23,727		14,571
Products in process	1,414		1,177
Raw materials, packaging materials and others	4,180		3,993

	69,555	(1)	53,324	(1)

(1)	As of June 30, 2019, and December 31, 2018, the cost of inventories does not exceed their net realizable value.

13.	OTHER RECEIVABLES

	June 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Trade	170	2,695	150	2,210
Tax credit, export rebates and production incentives	5,594	1,899	3,534	3,315
Loans to third parties and balances with related parties (1)	3,581	1,905	3,565	4,920
Collateral deposits	2	426	1	575
Prepaid expenses	385	2,672	240	2,207
Advances and loans to employees	28	737	25	572
Advances to suppliers and custom agents (2)	—	7,619	1	4,212
Receivables with partners in JO	2,389	3,371	2,644	2,379
Insurance receivables	—	—	—	758
Miscellaneous	2	1,859	32	770

	12,151	23,183	10,192	21,918
Provision for other doubtful receivables	(647)	(53)	(575)	(51)

	11,504	23,130	9,617	21,867

(1)	See Note 34 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14.	TRADE RECEIVABLES

	June 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	19,978	96,666	23,508	75,422
Provision for doubtful trade receivables	—	(4,112)	—	(2,776)

	19,978	92,554	23,508	72,646

(1)	See Note 34 for information about related parties.
(2)	See Note 22 for information about contract trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for six-month period ended on June 30, 2019 and for the year ended December 31, 2018:

Provision for doubtful trade receivables
Balance as of December 31, 2017	1,323

Modification of balance at beginning of the fiscal year (1)	425

Balance as of December 31, 2017 modified	1,748

Increases charged to expenses	444
Decreases charged to income	(91)
Translation differences	607
Result from net monetary position(2)	92
Other movements	(24)

Balance as of December 31, 2018	2,776

Increases charged to expenses	1,129
Decreases charged to income	(4)
Translation differences	155
Result from net monetary position(2)	56

Balance as of June 30, 2019	4,112

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.26 to the annual consolidated financial statements.
(2)

Includes adjustment for inflation of provision for doubtful trade receivables opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income, and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

15.	CASH AND CASH EQUIVALENTS

	June 30, 2019		December 31, 2018
Cash and banks	5,967		6,678
Short-term investments	47,761	(1)	31,558	(1)
Financial assets at fair value through profit or loss (2)	2,647		7,792

	56,375		46,028

(1)	Includes 4,271 and 5,084 of term deposits and other investments with the BNA as of June 30, 2019 and December 31, 2018, respectively.
(2)	See Note 7.

16.	PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2019 and for the fiscal year ended December 31, 2018 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Balances as of December 31, 2017	11,667	688	1,196	1,018	41,871		736	54,734	2,442

Increases charged to expenses	3,320	357	3,021	—	3,785		—	10,126	357
Decreases charged to income	(371)	(266)	—	—	(14,250)		—	(14,621)	(266)
Amounts incurred due to payments/utilization	(76)	(129)	—	(933)	—		(1,514)	(76)	(2,576)
Net exchange and translation differences	6,826	471	495	80	43,674		758	50,995	1,309
Increases due to business combination(2)	—	—	465	—	—		—	465	—
Result from net monetary position(3)	(204)	66	—	—	—		—	(204)	66
Reclassifications and other movements	73	(64)	(1,457)	1,457	(16,647	)(1)	1,804 (1)	(18,031)	3,197

Balances as of December 31, 2018	21,235	1,123	3,720	1,622	58,433		1,784	83,388	4,529

Increases charged to expenses	13,600 (4)	4	336	—	3,117		—	17,053	4
Decreases charged to income	(59)	(257)	—	—	—		—	(59)	(257)
Amounts incurred due to payments/utilization	(19)	(125)	—	(669)	—		(1,130)	(19)	(1,924)
Exchange and translation differences, net	1,763	95	104	44	7,487		230	9,354	369
Result from net monetary position (3)	(12)	—	—	—	—		—	(12)	—
Reclassifications and other movements	(226)	226	(826)	826	(1,133)		1,133	(2,185)	2,185

Balances as of June 30, 2019	36,282	1,066	3,334	1,823	67,904		2,017	107,520	4,906

(1)

Includes (11,710) and (3,133) corresponding to the annual recalculation of abandonment of hydrocarbon wells cost and to liabilities reclassified as Liabilities associated to assets held for disposal, respectively, for the year ended December 31, 2018.

(2)	See Note 3 to the annual consolidated financial statements.
(3)

Includes adjustment for inflation of opening balances of subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(4)

Includes 10,572 corresponding to the recognition of the contingency associated to the tax deduction of well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the payment facility plan.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements. The news of the six-month period ended on June 30, 2019 are described below:

•	Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 5, 2019, the Second Chamber of the National Court of Appeals in Federal Civil and Commercial matters revoked the decision of the Lower Court and ordered that each party should bear its own costs, as it considered that YPF does not sustain any damages, since that benefit granted was only limited to the payment of the Court’s fees.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

16.	PROVISIONS (Cont.)

•	Tax claims

•	Dispute over the cost deduction for well abandonment

With respect to the dispute over the cost deduction for wells abandonment, which is described in further detail in Notes 28.b.4 and 30.j. to the annual consolidated financial statements, it should be noted that AFIP’s General Resolution No. 4434/2019, published in the Official Gazette on March 1, 2019, established a payment facility plan in relation to the tax liabilities being heard at the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación), whose adherence expired on June 30, 2019.

Additionally, AFIP’s General Resolution No. 4477/2019, published in the Official Gazette on May 6, 2019, established a new payment facility plan, whose availability for adherence expires on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions. Even though both plans included an advance payment and payment terms of up to five years, the latter offered better financing conditions.

The Company’s Management, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and finally, on June 19, 2019, adhered to the Plan established by General Resolution RG No. 4477/2019 for an amount of 5,734, thus finally settling the controversy corresponding to periods 2005 to 2010 which was being heard at the Fiscal Tribunal of the Nation.

17.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the six-month period ended June 30, 2019 may need to be adjusted in the subsequent period if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the six-month period ended June 30, 2019 and 2018 is as follows:

	For the six-month period ended June 30,
	2019	2018
Current income tax	(812)	(307)
Deferred income tax(1)	(3,761)	(33,319)

Subtotal	(4,573)	(33,626)

Income tax – Well abandonment(2)	(16,239)	—
Special tax – Tax revaluation, Law No. 27,430(3)	(4,562)	—

	(25,374)	(33,626)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the contingency associated to cost deduction for wells abandonment.
(2)

Includes (10,610) corresponding to interest related to the contingency associated to cost deduction for wells determined on the date the Company decided to adhere to the payment facility plan. See Note16.

(3)	See Note 33.e.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17.	INCOME TAX (Cont.)

The reconciliation between the charge to net income for income tax for the six-month period ended June 30, 2019 and 2018 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each period is as follows:

	For the six-month period ended June 30,
	2019	2018
Net income before income tax	14,894	41,120
Statutory tax rate	30%	30%

Statutory tax rate applied to net income before income tax	(4,468)	(12,336)
Effect of the valuation of property, plant and equipment and intangible assets, net	3,238	(63,517)
Effect of exchange differences and other results associated to the valuation of the currency, net	600 (1)	38,370
Effect of the valuation of inventories	(3,372)	(4,996)
Income on investments in associates and joint ventures	1,054	(278)
Effect of tax rate change	1,574	5,514
Contingencies associated to cost deduction for wells abandonment	(5,175)	—
Result of companies’ revaluation	—	3,594
Miscellaneous	1,976	23

Income tax	(4,573)	(33,626)

(1)	Includes effect for inflation adjustment for tax purposes.

The Group has classified 2,235 as current income tax payable, which mainly include 765 corresponding to the 10 installments related to the payment facility plan (see Note 16) and 933 to the last installment of the special tax according to the tax revaluation under Law No. 27,430 due as of the end of the fiscal period (see Note 33.e). Also, the Group has classified 3,856 as non-current income tax payable, mainly corresponding to the 50 installments related to the payment facility plan.

Breakdown of deferred tax as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019		December 31, 2018
Deferred tax assets
Provisions and other non-deductible liabilities	2,978		2,920
Tax losses carryforward and other tax credits	20,568		21,575
Miscellaneous	555		270

Total deferred tax assets	24,101		24,765

Deferred tax liabilities
Property, plant and equipment	(104,499)		(113,821)
Miscellaneous	(14,772	)(3)	(1,768)

Total deferred tax liabilities	(119,271)		(115,589)

Total Net deferred tax	(95,170	)(2)	(90,824	)(1)(2)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.26 to the annual consolidated financial statements.

(2)

Includes (698) and (3,432) as of June 30, 2019 and December 31, 2018, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation for the period that was charged to results.

(3)	Includes effect for inflation adjustment for tax purposes.

As of June 30, 2019 and December 31, 2018 there are no significant deferred tax assets which are not recognized.

As of June 30, 2019 and December 31, 2018, the Group has classified as deferred tax assets 508 and 301, respectively, and as deferred tax liability 95,678 and 91,125, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of June 30, 2019 and December 31, 2018, the transactions that generate entries to “Other comprehensive income”, did not create temporary differences for income tax.

Law No. 27,468, published in the Official Gazette on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal year since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. Considering CPI projections for December 31, 2019, the Group has applied the inflation adjustment procedure for taxation purposes in its estimation of the annual effective rate.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

18.	LEASE LIABILITIES

As of June 30, 2019, the Group recorded non-current and current lease liabilities in the amount of 14,756 and 11,161, respectively. These liabilities are discounted at the following rates:

Lease term	Balance as of June 30, 2019	Effective average monthly rate used
0 to 1 year	3,143	0.38%
1 to 2 years	4,148	0.52%
2 to 3 years	3,182	0.60%
3 to 4 years	5,524	0.68%
4 to 5 years	6,215	0.67%
More than 5 years	3,705	0.79%

	25,917

Financial accretion accrued over the six-month period ended June 30, 2019, resulting from lease contracts, amounts to 942, of which 847 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income (see Note 26) and 95 were capitalized in “Property, Plant and Equipment”.

As of June 30, 2019, maturities of liabilities related to lease contracts are as follows:

Lease liabilities
0 to 1 year	11,161
1 to 2 years	6,054
2 to 3 years	3,869
3 to 4 years	2,369
4 to 5 years	1,062
More than 5 years	1,402

25,917

The evolution of the Group’s leases liabilities for the six-month period ended June 30, 2019 is as follows:

Lease liabilities
Balances for initial application of IFRS 16	23,059

Increase due to new contracts	4,786
Financial accretion	942
Payments	(5,571)
Exchange and translation differences, net	2,701

Balances as of June 30, 2019	25,917

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

19.	LOANS

			June 30, 2019			December 31, 2018
	Interest rate (1)	Maturity	Noncurrent	Current		Noncurrent	Current
Pesos:
Negotiable obligations(5)	16.50% - 56.86%	2019-2024	22,363	8,095		26,118	6,999
Financial loans(3)	48.11% - 68.80%	2019-2020	20	430		40	789
Account overdraft	78.00% - 80.00%	2019	—	860		—	—

			22,383	9,385		26,158	7,788

Currencies other than the Peso:
Negotiable obligations(2)(4)	3.50% - 10.00%	2019-2047	266,460	21,883		219,510	17,417
Export pre-financing	4.00% - 7.50%	2019-2022	7,617	21,812	(6)	—	20,724	(6)
Imports financing	4.24% - 6.57%	2019-2020	—	19,512		968	13,176
Financial loans	4.20% - 7.21%	2019-2024	20,023	7,042		23,616	5,721

			294,100	70,249		244,094	57,038

			316,483	79,634		270,252	64,826

(1)	Nominal annual interest rate in force as of June 30, 2019.
(2)	Disclosed net of 462 and 410 corresponding to YPF’s own NO repurchased through open market transactions, as of June 30, 2019 and December 31, 2018, respectively.
(3)	Includes loans granted by BNA. As of December 31, 2018, it includes 500, which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. See Note 34.
(4)

Includes 2,968 and 2,634 as of June 30, 2019 and December 31, 2018, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)

Includes 15,850 as of June 30, 2019 and December 31, 2018, of nominal value of NO that will be canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.

(6)

Includes pre-financing of exports granted by BNA. As of June 30, 2019, it includes 5,613 which accrue a 6.5% fixed interest rated. As of December 31, 2018, it includes 5,264, 3,008 of which accrue a 2% fixed interest rate and 2,256 a 6.5% fixed interest rated.

Set forth below is the evolution of the loans for six-month period ended on June 30, 2019 and for the year ended December 31, 2018:

Loans
Balance as of December 31, 2017	191,063
Proceed from loans	39,673
Payments of loans	(55,734)
Payments of interest	(26,275)
Accrued interest (1)	27,998
Net exchange differences and translation	160,016
Result from net monetary position(2)	(1,663)

Balance as of December 31, 2018	335,078

Proceed from loans	55,239
Payments of loans	(33,292)
Payments of interest	(16,997)
Accrued interest(1)	18,658
Net exchange differences and translation	37,528
Result from net monetary position(2)	(97)

Balance as of June 30, 2019	396,117

(1)	Includes capitalized financial costs.
(2)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

19.	LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									June 30, 2019		December 31, 2018
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	628	10	557	9
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	53.65%	2020	—	1,226	1,125	1,330
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	52.87%	2020	—	644	633	657
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	513	520	456	461
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	64,483	1,348	57,233	1,210
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	51.24%	2020	—	206	200	162
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.10%	49.55%	2024	833	300	833	299
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.50%	52.95%	2019	—	286	—	571
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	51.05%	2020	—	1,136	950	187
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	55.28%	2020	—	350	312	390
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	63,163	2,267	56,062	2,025
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	49.45%	2020	633	801	633	801
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4.00%	53.45%	2020	1,697	243	1,697	243
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	51.06%	2023	2,000	196	2,000	196
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6.00%	53.59%	2021	1,350	234	1,350	234
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	42,363	970	37,600	870
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	—	1,973	1,723	29
April	2016		$535	(2) (6)	Class XLIX	BADLAR plus 6.00%	56.86%	2020	—	596	535	62
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4.00%	48.75%	2020	11,248	1,247	11,248	1,238
September	2016	CHF	300	(2) (6)	Class LI	Fixed	3.75%	2019	—	13,390	—	11,563
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	108	4,602	110
July and December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	42,844	1,304	38,024	1,180
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	31,391	89	27,855	70
June	2019	US$	500	(9)	Class I	Fixed	8.50%	2029	21,075	12	—	—
Metrogas
December	2018		$513		Class II	BADLAR plus 10.00%	54.16%	2019	—	522	—	519

									288,823	29,978	245,628	24,416

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual interest rate ias of June 30, 2019.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the frequent issuer program.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

20.	OTHER LIABILITIES

	June 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Liabilities for contractual claims(1)	148	42	175	41
Extension of concessions	375	455	348	436
Dividends payable(2)	—	2,300
Miscellaneous	26	484	26	245

	549	3,281	549	722

(1)	See Note 14 to the annual consolidated financial statements.
(2)	See Note 28.

21.	ACCOUNTS PAYABLE

	June 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	2,592	98,615	2,227	81,450
Guarantee deposits	27	550	19	492
Payables with partners of JO and consortia	1,354	255	1,127	324
Miscellaneous	—	1,301	—	1,959

	3,973	100,721	3,373	84,225

(1)	See Note 34 for information about related parties.

22.	REVENUES

	For the six-month period ended June 30,
	2019	2018
Sales of goods and services	295,049	168,943
Government incentives(1)	5,476	5,737
Turnover tax	(9,289)	(5,823)

	291,236	168,857

(1)	See Note 34.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

•	Breakdown of revenues

•	Type of good or service

	For the six-month period ended June 30, 2019
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	96,550	—	—	96,550
Gasolines	—	63,677	—	—	63,677
Natural Gas(1)	—	597	45,420	—	46,017
Crude Oil	—	7,295	—	—	7,295
Jet fuel	—	19,523	—	—	19,523
Lubricants and by-products	—	5,931	—	—	5,931
Liquefied Petroleum Gas	—	6,345	—	—	6,345
Fuel oil	—	2,501	—	—	2,501
Petrochemicals	—	9,816	—	—	9,816
Fertilizers	—	3,005	—	—	3,005
Flours, oils and grains	—	8,196	—	—	8,196
Asphalts	—	2,257	—	—	2,257
Goods for resale at gas stations	—	1,910	—	—	1,910
Income from services	—	—	—	1,623	1,623
Income from construction contracts	—	—	—	5,564	5,564
Virgin naphtha	—	1,074	—	—	1,074
Petroleum coke	—	2,987	—	—	2,987
LNG Regasification	—	—	885	—	885
Other goods and services	1,175	3,437	3,889	1,392	9,893

	1,175	235,101	50,194	8,579	295,049

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

22.	REVENUES (Cont.)

	For the six-month period ended June 30, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	51,134	—	—	51,134
Gasolines	—	39,050	—	—	39,050
Natural Gas(1)	36	369	32,507	—	32,912
Crude Oil	—	1,093	—	—	1,093
Jet fuel	—	8,591	—	—	8,591
Lubricants and by-products	—	3,662	—	—	3,662
Liquefied Petroleum Gas	—	5,041	—	—	5,041
Fuel oil	—	1,202	—	—	1,202
Petrochemicals	—	6,350	—	—	6,350
Fertilizers	—	1,119	—	—	1,119
Flours, oils and grains	—	3,940	—	—	3,940
Asphalts	—	1,953	—	—	1,953
Goods for resale at service stations	—	1,300	—	—	1,300
Income from services	—	—	—	692	692
Income from construction contracts	—	—	—	1,036	1,036
Virgin naphtha	—	1,654	—	—	1,654
Petroleum coke	—	2,351	—	—	2,351
LNG Regasification	—	—	1,502	—	1,502
Other goods and services	697	1,195	1,656	813	4,361

	733	130,004	35,665	2,541	168,943

(1)	Includes 30,450 and 25,748 corresponding to sales of natural gas produced by the Company for the six-month period ended June 30, 2019 and 2018, respectively.

•	Sales Channels

	For the six-month period ended June 30, 2019
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	113,921	—	—	113,921
Power Plants	—	230	6,694	—	6,924
Distribution Companies	—	—	8,425	—	8,425
Retail distribution of natural gas	—	—	17,530	—	17,530
Industries, transport and aviation	—	50,745	12,770	—	63,515
Agriculture	—	27,752	—	—	27,752
Petrochemical industry	—	10,739	—	—	10,739
Trading	—	16,751	—	—	16,751
Oil Companies	—	8,456	—	—	8,456
Commercialization of liquefied petroleum gas	—	2,809	—	—	2,809
Other sales channels	1,175	3,698	4,775	8,579	18,227

	1,175	235,101	50,194	8,579	295,049

	For the six-month period ended June 30, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	66,675	—	—	66,675
Power Plants	—	93	8,631	—	8,724
Distribution Companies	—	—	4,812	—	4,812
Retail distribution of natural gas	—	—	8,748	—	8,748
Industries, transport and aviation	36	26,488	10,316	—	36,840
Agriculture	—	14,324	—	—	14,324
Petrochemical industry	—	7,524	—	—	7,524
Trading	—	6,880	—	—	6,880
Oil Companies	—	4,278	—	—	4,278
Commercialization of liquefied petroleum gas	—	2,021	—	—	2,021
Other sales channels	697	1,721	3,158	2,541	8,117

	733	130,004	35,665	2,541	168,943

•	Target Market

Sales contracts in the domestic market resulted in 256,346 and 151,302 for the six-month period ended June 30, 2019 and 2018, respectively.

Sales contracts in the international market resulted in 38,703 and 17,641 for the six-month period ended June 30, 2019 and 2018, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

22.	REVENUES (Cont.)

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	June 30, 2019		December 31, 2018
	Non-current	Current	Non-current	Current
Credits for contracts included in Trade Receivables	8,030	78,329	7,804	59,419
Contract assets	—	610	—	420
Contract liabilities	1,318	5,848	1,828	4,996

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

During the six-month period ended on June 30, 2019 and 2018 the Group has recognized 2,651 and 1,242, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

23.	COSTS

	For the six-month period ended June 30,
	2019	2018
Inventories at beginning of year	53,324	27,149
Purchases	87,660	44,985
Production costs(1)	160,917	99,464
Translation effect	6,409	14,709
Adjustment for inflation(2)	210	—
Inventories at end of the period	(69,555)	(40,903)

	238,965	145,404

(1)	See Note 24.
(2)	Corresponds to adjustment for inflation of inventories opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

24.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the six-month period ended June 30, 2019 and 2018:

	For the six-month period ended June 30, 2019
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	13,493	3,406		1,768		302	18,969
Fees and compensation for services	1,111	2,627	(2)	461		13	4,212
Other personnel expenses	3,665	362		191		34	4,252
Taxes, charges and contributions	3,270	231		4,850	(1)	41	8,392
Royalties, easements and canons	19,203	—		52		35	19,290
Insurance	1,026	61		59		—	1,146
Rental of real estate and equipment	4,143	28		378		—	4,549	(4)
Survey expenses	—	—		—		426	426
Depreciation of property, plant and equipment	59,196	1,041		1,518		—	61,755
Amortization of intangible assets	888	135		13		—	1,036
Depreciation of right-of-use assets	4,083	—		270		—	4,353
Industrial inputs, consumable materials and supplies	9,384	87		109		25	9,605
Operation services and other service contracts	9,192	288		1,003		152	10,635	(4)
Preservation, repair and maintenance	20,093	353		348		15	20,809	(4)
Unproductive exploratory drillings	—	—		—		1,382	1,382
Transportation, products and charges	9,195	1		6,650		—	15,846	(4)
Provision for doubtful trade receivables	—	—		1,125		—	1,125
Publicity and advertising expenses	—	1,174		482		—	1,656
Fuel, gas, energy and miscellaneous	2,975	730		1,760		152	5,617	(4)

	160,917	10,524		21,037		2,577	195,055

(1)	Includes 3,131 corresponding to export withholdings.
(2)

Includes 44 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 65 corresponding to fiscal year 2018 and to approve the approximate sum of 87 as fees for such fees and remunerations for the fiscal year 2019.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 448.
(4)	Includes 2,723 and 656 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.

	For the six-month period ended June 30, 2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	7,357	2,105		1,084		126	10,672
Fees and compensation for services	655	1,414	(2)	360		11	2,440
Other personnel expenses	2,217	223		102		22	2,564
Taxes, charges and contributions	1,409	104		2,243	(1)	—	3,756
Royalties, easements and canons	13,383	—		23		26	13,432
Insurance	484	33		49		—	566
Rental of real estate and equipment	3,520	7		347		22	3,896
Survey expenses	—	—		—		204	204
Depreciation of property, plant and equipment	40,186	461		756		—	41,403
Amortization of intangible assets	487	63		11		—	561
Industrial inputs, consumable materials and supplies	3,895	15		67		10	3,987
Operation services and other service contracts	6,734	154		497		—	7,385
Preservation, repair and maintenance	12,025	249		368		26	12,668
Unproductive exploratory drillings	—	—		—		210	210
Transportation, products and charges	4,983	—		3,835		—	8,818
Provision for doubtful trade receivables	—	—		192		—	192
Publicity and advertising expenses	—	281		345		—	626
Fuel, gas, energy and miscellaneous	2,129	196		792		130	3,247

	99,464	5,305		11,071		787	116,627

(1)	Includes 903 corresponding to export withholdings.
(2)

Includes 37 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2017 of 48.8 and to approve as fees on account for such fees and remunerations for the fiscal year 2018, the approximate sum of 62.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 237.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

25.	OTHER NET OPERATING RESULTS

	For the six-month period ended June 30,
	2019	2018
Result of companies’ revaluation(1)	—	11,980
Result for sale of participation in areas	1,523 (2)	1,451
Construction incentive(3)	51	—
Lawsuits	(1,721)	(1,094)
Miscellaneous	(187)	473

	(334)	12,810

(1)	See Note 3 to the annual consolidated financial statements.
(2)	See Note 4.
(3)	See Note 34.

26.	NET FINANCIAL RESULTS

	For the six-month period ended June 30,
	2019	2018
Financial income
Interest income	2,451	767
Exchange differences	16,581	53,047
Financial accretion	770	211

Total financial income	19,802	54,025

Financial loss
Interest loss	(19,002)	(11,359)
Exchange differences	(6,239)	(18,056)
Financial accretion	(5,422)	(3,834)

Total financial costs	(30,663)	(33,249)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	2,070	1,722
Gains on derivative financial instruments	142	447
Result from net monetary position	2,230	—

Total other financial results	4,442	2,169

Total net financial results	(6,419)	22,945

27.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of June 30, 2019 and December 31, 2018, and expenses for the six-month period ended on June 30, 2019 and 2018 of JO and other agreements in which the Group participates are as follows:

	June 30, 2019	December 31, 2018
Noncurrent assets(1)	150,561	130,272
Current assets	3,623	4,024

Total assets	154,184	134,296

Noncurrent liabilities	14,947	11,484
Current liabilities	15,586	9,695

Total liabilities	30,533	21,179

	For the six-month period ended June 30,
	2019	2018
Production Cost	28,891	17,584
Exploration expenses	27	27

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

28.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of June 30, 2019, is 3,924 and 9 own treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2019, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 26, 2019 and approved the financial statements of YPF for the fiscal year ended December 31, 2018 and additionally, approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 280 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 33,235 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 4,800 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2019 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

On June 27, 2019, the Board of Directors approved the payment of a dividend in cash in an amount of $5.8478 per share, without any share class distintiction, making such dividend available to all shareholders on July 11, 2019, or on such later date as applicable pursuant to the regulations of the jurisdictions where the Company lists its shares.

29.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month period ended on June 30,
	2019	2018
Net (loss) / profit	(10,869)	8,060
Average number of shares outstanding	392,251,094	392,123,358
Basic and diluted earnings per share	(27.71)	20.55

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

30.	ISSUES RELATED TO MAXUS ENTITIES

•	Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On April 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, answered the complaint initiated by the Liquidating Trust, and on April 24, 2019, they filed the “Initial Disclosures” brief.

On May 3, 2019, the Liquidating Trust filed a request for the YPF Entities to deliver, under the Discovery process, a copy of certain documents that might be in their possession. On the same day, the Liquidating Trust filed an objection to the motion submitted by the YPF Entities so that the testimonies produced in the New Jersey lawsuit are allowed to be used.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

On May 21, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed a motion, under the Discovery process, requesting the Liquidating Trust to deliver a copy of certain documents that might be in its possession.

On June 3, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed a brief objecting to the delivery of the documents requested by the Liquidating Trust.

On June 7, 2019, Repsol and its related companies filed a Motion to Withdraw the reference.

On June 11, 2019, the Company, together with the other Companies of the Group that are part of the Claim, filed a Motion to Withdraw the reference.

On June 24, 2019, the Liquidating Trust, under the upcoming Discovery process, filed its petitions to YPF together with the other companies of the Group that are part of the Claim and to Repsol.

In addition, on June 24, 2019, the court hearing the case rejected the use of the testimonies produced in the Passaic River trial mentioned in Note 27.a.6) to the annual consolidated financial statements.

On July 22, 2019, the Liquidating Trust filed a brief objecting to the Motion to Withdraw the reference filed on June 11, 2019 by YPF together with the other companies of the Group that are part of the Claim.

Additionally, on July 22, 2019, the Court hearing the case issued an order requesting the Liquidating Trust to present also an updated report on the lawsuit status, which was submitted on July 29, 2019.

On July 23, 2019, YPF together with the other companies of the Group that are part of the Claim, filed a motion requesting Occidental Chemical Corporation and its subsidiaries to submit certain documentation that might be of interest for the resolution of the case.

On August 5, 2019, the Company, together with the other companies of the Group that are part of the Claim answered the motion submitted on July 22, 2019 by the Liquidating Trust in which the latter objected to the Motion to Withdraw the reference.

Considering the preliminary status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continuously reassess any changes in the aforementioned circumstances and their impact on the results and financial position of the Group as such changes occur.

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will defend themselves, file the necessary legal remedies and exercise the defensive measures in accordance with the applicable legal procedure to defend their rights.

31.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

31.a) Contingent liabilities

The recent events of the six-month period ended on June 30, 2019 are described below:

31.a.1) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. companies (collectively, “Petersen”)

On April 17, the Court of Appeals for the Second Circuit returned the complaint to the District Court.

On April 18, 2019, the Company and the Argentine Republic filed a petition for reconsideration or clarification before the Court of Appeals for the Second Circuit in reference to the return of the complaint to the District Court. On the same day, the Company and the Argentine Republic requested the District Court to suspend the proceedings until the Court of Appeals resolved on the petition for reconsideration or clarification filed by the Company and the Republic.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On April 22, 2019, the District Court accepted the petition made by the Company and the Republic to suspend the proceedings until the Court of Appeals resolved on the petition submitted by the Argentine Republic. Also on April 22, Petersen filed an objection to the request for reconsideration or clarification of the Company and the Republic before the Court of Appeals. On the same day, the Company and the Republic replied to Petersen’s objection before the Court of Appeals for the Second Circuit.

On April 26, 2019, the Court of Appeals resolved to dismiss the petition submitted by the Argentine Republic.

On April 27, 2019, Petersen filed a motion to the District Court requesting a hearing to define the following steps of the procedure.

On April 28, 2019, the Company and the Argentine Republic filed a motion to the District Court requesting the suspension of the terms until the Supreme Court of the United States rules on the writ of certiorari.

On April 29, 2019, the Company and the Republic answered the request filed by Petersen for a hearing with the District Court. On the same day, Petersen answered the motions filed by the Company and the Republic on April 28 and 29.

On April 30, 2019, the Company and the Republic answered the brief filed by Petersen on April 29.

On May 1, 2019, the District Court resolved (i) to grant the petition for suspension of the litigation terms requested by the Company and the Argentine Republic and (ii) to dismiss the request for a hearing filed by Petersen.

On May 21, 2019, the Attorney General issued his non-binding opinion recommending that the case should continue to be heard and processed in the United States.

On June 3, 2019, the Argentine Republic filed a supplemental motion to the Writ of Certioriari.

On June 24, 2019, the Supreme Court of the United States rejected the Writ of Certiorari filed by the Company and the one filed by the Argentine Republic. On that same date, YPF submitted a letter to the District Court requesting a hearing prior to the filing of a Motion for Judgment on the Pleadings. Likewise, on that same date, Petersen submitted a letter to the District Court requesting it to lift the suspension of procedural terms and to set a date for a hearing prior to the request for the admission of a Summary Judgment.

On June 25, 2019, the District Court ordered the parties to answer the petitions filed on June 24, 2019 by July 3, 2019, and called the parties to a hearing to be held on July 11, 2019.

On July 8, 2019, the Argentine Republic and YPF filed both answers and raised defenses against Petersen’s complaint.

On July 11, 2019 the hearing ordered by the Judge was held, in which the parties explained their arguments seeking the approval of their motions filed on June 24, 2019.

On July 23, 2019, Petersen, Eton Park, the Argentine Republic and YPF submitted a petition proposing a schedule for: (i) the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, before August 30, 2019, (ii) Both Petersen and Eton Park to be able to file their objections to these motions before October 30, 2019 and (iii) the Argentine Republic and YPF reply to the petitions mentioned above in point (ii) before November 29, 2019.

On July 24, 2019, the Judge accepted the schedule proposed by the parties and resolved that the procedural terms are suspended until the motions for complaint dismissal on the grounds of “forum non conveniens” are resolved.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On the other hand, on February 28, 2019, the Company filed a complaint in Spain against Petersen and Prospect Investments LLC (“Burford”) seeking the definition of the legal nature of the agreement that was subscribed by Burford and Petersen’s Trustee in Bankruptcy. Such complaint was notified to Burford, which – upon filing its answer- submitted a motion for the case to be referred to the Court in which Petersen’s liquidation is being heard. As YPF objected to the motion, the case was referred to the District Attorney for him to issue an opinion prior to the Court’s decision. On July 29, 2019, the Court decided that the case must be processed before the Court that intervened in Petersen’s liquidation. Such decision will be appealed by the Company.

As of the date of issuance of these consolidated financial statements, there are no elements in YPF’s possession that allow quantifying the possible impact that this claim could have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”)

In response to the presentations made in April 2019 by the Company and the Argentine Republic in the Petersen Case and the suspension of the process ruled by the Court, the procedural terms of Eton Park case was also on hold until the Supreme Court of Justice issued in relation to the writ of certiorari.

On June 25, 2019, Eton Park submitted a letter to the District Court requesting the Court to lift the suspension of the procedural terms and to set a date for the hearing prior to the motion for the admission of a Summary Judgment.

On June 26, 2019, the Court called Eton Park to a hearing to be held on July 11, 2019 in the Petersen case.

On July 3, 2019, YPF filed a brief opposing to Eton Park’s motion for the case to be subject to a summary process requesting that the suspension of procedural terms remain in place until the Court hearing Peteresen’s case resolved the motions filed by the defendants in such case.

On July 11, 2019, the hearing ordered by the Judge in the Petersen case was held, where Eton Park also participated. At the hearing, it was decided in relation to Eton Park’s case, that the Court would soon issue an order establishing the schedule for such judicial process.

On July 23, 2019, Petersen, Eton Park, the Argentine Republic and YPF filed a joint petition proposing a schedule for the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, and for both Petersen and Eton Park to be able to file their objections thereto.

On July 24, 2019, the Judge accepted the schedule proposed by the parties and resolved that the procedural terms were suspended until the motions for complaint dismissal on the grounds of “forum non conveniens” are resolved.

As of the date of these financial statements, there are no factors that YPF can use to quantify the possible impact that this claim might have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

31.a.2) Tax Claims

•	Dispute over customs duties

In relation to the dispute over customs duties, judgments have been rendered by the same Court of Appeals and Chamber of Appeals and also in other cases heard by Chambers II, III and V, where the same fine is under dispute, condoning the fine. Such decisions were also appealed to the CSJN. The Attorney General of the CSJN has issued an opinion stating that the fines imposed would be condoned.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

32.	CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the six- month period ended June 30, 2019 are described below:

32.a) Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the six-month period ended June 30, 2019, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 9,440. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of June 30, 2019 is 3,814.

•	CAN 100 exploration permit (offshore) – Block E-1 Reconversion

The PEN, through SGE Resolution No. 196/2019, decided to convert the joint operating agreement for the exploration and eventual exploitation of the “E-1” area entered into by Energía Argentina S.A., YPF, Petrobras Argentina S.A. (currently Pampa Energía S.A.) and Petrouruguay S.A. in 2006 into a hydrocarbon Exploration Permit in favor of YPF over the “CAN 100” area under the terms of a Memorandum of Agreement entered into by YPF and the SGE, involving investment commitments in exploration activities amounting to US$ 18 million.

33.	MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2019 are described below:

33.a) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

Extension of ENARGAS Resolution No. 59/18

ENARGAS Resolution No. 215/2019, published on April 16, 2019, extends the effective term of ENARGAS Resolution No. 59/18 (which approved a Transitional Procedure for Shipment Management in the Emergency Executive Committee) for an additional period of 180 calendar days counted as from the expiry of the term set forth in ENARGAS Resolution No. 302/2018 for considering that the reasons that led to the resolution still persist.

Terms and Conditions for the Distribution of Natural Gas through Networks

SGE Resolution No. 32/19, published on February 11, 2019, approved the price auction mechanism for the provision of natural gas on a firm basis to meet the demand of full service users of the Distribution public utility service for the days of February 14, 2019 (for Neuquina, San Jorge Gulf, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Noroeste basin). SGE Resolution No. 32/2019 also approved the applicable price bidding model and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the supplementary rules required to organize and implement the approved bidding mechanism. Price auctions were carried out at MEGSA on the aforementioned scheduled dates and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating distribution licensees corresponding to fiscal year April 2019-March 2020.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

33.	MAIN REGULATIONS AND OTHER (Cont.)

•	New natural gas exports

On June 26, 2019, SGE Resolution No. 417/2019 was published, in replacement of the Procedure to Obtain Natural Gas Export Licenses approved by Resolution No. 104/2018, which ordered the Undersecretariat of Hydrocarbons and Fuels to regulate replacement mechanisms of energy applicable to firm exports and the develop an operating procedure in the event that the security of internal supply is at risk, and empowers the Undersecretariat of Hydrocarbons and Fuels to grant export permits by issuing the relevant certificate. The most substantial modifications are the following: i) the classification of authorizations was modified, establishing the following: firm, interruptible, operational exchanges and assistance agreements; ii) the process to obtain licenses is simplified by enabling digital processes through the platform known as “Trámites a Distancia” (Platform for Remote Processes) and iii) it is expected that the amounts of natural gas from projects included in the “Stimulus Program for Investments in Natural Gas Developments from Non-Conventional Reservoirs” will be deducted from the total production of the respective project prior to the determination to the volumes computed as part of the Included Production.

33.b) Natural gas production incentive programs

•	Stimulus Program for Investment in Natural Gas Production Developments from Unconventional Wells

Regarding the Estación Fernández Oro Concession, on February 6, 2019, the Company filed an appeal for reconsideration against SGE Resolutions No. 356, 369, 370 and 371, which authorized payment to the Company of the final compensation for the first quarter of 2018 and the provisional compensation for the third quarter of 2018, establishing the amount of such compensations based on the volume of the Included Production declared by the Company when it adhered to the Program by reason of the aforementioned concession, without considering the actual volume of Included Production recorded in the first quarter of 2018 and the updated estimate for the Included Production submitted by the Company on October 2018 regarding the third quarter of 2018. By means of the remedies filed, the SGE was requested to proceed and assess the economic compensations to be paid based on the production volume timely reported by YPF in the tax returns submitted (for final compensations of the first quarter of 2018) or based on the estimated Included Production submitted on October 16, 2018 (for provisional compensations of the third quarter of 2018). As of the date of issuance of these condensed interim consolidated financial statements, the appeals for reconsideration filed by the Company have not yet been resolved by the SGE.

On June 26, July 2 and July 12, 2019, the Company was notified of the Resolutions issued by the SGE ordering the payment of temporary compensations for the Aguada Picha Oeste – Aguada de Castro concessions (November 2018 to April 2019 period) and the Aguada Pichana Este concession (January to April 2019), considering as a cap the volume of the production included declared at the time of joining the Program. As notifications of the proceedings have been requested, the term to administratively challenge the aforementioned resolutions has been suspended.

•	Natural Gas Surplus Injection Stimulus Program

After the “Natural Gas Programs” Bonds were credited in April 2019 to the escrow account designated by YPF for a total amount of US$ 759 million, as of the date of issuance of these condensed interim consolidated financial statements, YPF received payment of the first six installments for a total amount of US$ 176.9 million.

33.c) Regulatory requirements applicable to natural gas distribution

•	Tariff Renegotiation

Transitional Agreement

SGE Resolution No. 146/2019, published on March 29, 2019, modified the discounts in the price of gas at the TSEP for Public Welfare Entities, setting them at 45% of P Users for the sub-areas not reached by the Subsidies of Residential Gas Consumption of Law 25,565 and 10% of residential users for the sub-areas reached by such subsidies.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

33.	MAIN REGULATIONS AND OTHER (Cont.)

SGE Resolution No. 148/2019, published on April 1, 2019, established discounts of 27% and 12% in the price of gas at the TSEP for residential users for April and May consumptions, respectively. In its recitals, the resolution provides that the discount for residential users will bear the corresponding reimbursement to gas providers, pursuant to the methodology and with the prior controls to be established on a timely basis. On May 30, 2019, SGE Resolution No. 299/2019, supplementary to the previous one, was published, establishing that natural gas providers shall bill the volume of delivered gas for its distribution to beneficiary users with the deductions in the price of gas established as discounts, and approving the methodology applicable to the declaration, verification, determination and payment of the compensation to gas providers by reason of the discount applied to the price of gas at the TSEP.

Likewise, ENARGAS Resolution No. 198/2019, published on April 1, 2019, declared Public Hearing No. 98 valid and approved Metrogas Tariff Schemes effective as from April 1, 2019 (winter period 2019).

On June 3, 2019, SGE Resolution No. 312/2019 was published, establishing that the surcharge set forth in section 75 of Law No. 25,565, as amended, to be allocated to the Trust Fund for Subsidies of Residential Gas and Liquefied Gas Consumption, applicable to invoices from June 1, 2019, shall be 4.46% over the price of natural gas at the TSEP per each m3 of 9,300 kcal entering the pipeline system in National Territory, ENARGAS being responsible for adjusting the billing procedure. The same surcharge rate shall apply to volumes involved in self-consumption.

On June 24, 2019, SGE Resolution No. 336/2019 was published, establishing the deferral of payment for residential users of natural gas and undiluted propane gas through networks of 22% in invoices issued from July 1, 2019 to October 31, 2019, which will be recovered from regular invoices issued from December 1, 2019 and for five monthly, equal and consecutive periods. The financial cost of such deferral shall be assumed by the National Government as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers, pursuant to the methodology to be timely determined and with the respective previous controls, applicable, to such end, the rate for 30- or 35-day deposits of twenty million Pesos or higher, known as TM20, published by the BNA. On July 3, 2019, ENARGAS Resolution No. 359/2019 was published, instructing Licensees of the Natural gas Distribution Service to apply the deferral approved by SGE Resolution No. 336/2019. As of the date of issuance of these condensed interim consolidated financial statements, the SGE has not yet issued the regulations for the implementation of this decision in relation to producers.

33.d) Regulatory requirements applicable to the petroleum liquid gas industry

•	Benchmark prices for the butane and propane commercialization chain

SGE Resolution No. 15/2019, published on January 28, 2019, updated benchmark prices (at the producer’s plant) for the commercialization of butane and propane effective as from February 1, 2019 and set the economic compensation to producers at $ 0 as from the same date.

Regulation No. 29/2019 issued by the Undersecretariat of Hydrocarbons and Fuels, published on April 24, 2019, replaced section VI of the Annex to Resolution 49/2015 of former Secretariat of Energy, in relation to the methodoloty to determine the contributions of butane and propane by producing companies and the quotas assigned to the fractionating companies.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

33.	MAIN REGULATIONS AND OTHER (Cont.)

33.e) Fiscal regulations

•	Tax Revaluation

On March 28, 2019, the Company adhered to the tax revaluation established in Law No. 27,430 for the “Mines, quarries, forests and analogue assets” category, establishing a special tax of 4,562. The adherence will allow a higher deduction of the depreciation of the assets revaluated in the income tax, and therefore will affect the recording of the deferred income tax. See Note 17.

33.f) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 11 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 14 Trade receivables Note 13 Other receivables Note 11 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 23 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 36 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Likewise, in accordance with Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 2,974,520 Units of Inversion MAF MONEY MARKET - Class B Mutual Fund with immediate liquidation, the total value of the Company’s Units as of June 30, 2019 being 11.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of June 30, 2019 and December 31, 2018 and transactions with the mentioned parties for the six-month period ended June 30, 2019 and 2018.

	June 30, 2019			December 31, 2018
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
YPF EE	255	443	673	218	1,552	1,301
Profertil	7	669	201	2	461	428
MEGA	—	2,023	282	—	2,441	6
Refinor	—	777	20	—	770	5
Bizoy S.A.	—	12	—	11	—	—
Y-GEN I	—	8	—	—	2	—
Petrofaro S.A.	—	260	—	—	267	151
Oleoducto Campana - Lago Pellegrini S.A.	339	—	49	1,884	—	—

	601	4,192	1,225	2,115	5,493	1,891

Associates:
CDS	—	175	—	—	518	—
YPF Gas	63	714	93	637	414	62
Oldelval	—	51	338	—	34	272
Termap	—	—	165	—	—	102
OTA	6	—	—	5	—	14
OTC	6	—	—	7	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	86	4	—	80
Oiltanking	—	—	176	21	—	147
Gas Austral S.A.	—	25	—	2	16	—

	79	965	858	676	982	677

	680	5,157	2,083	2,791	6,475	2,568

	For the six-month period ended June 30,
	2019			2018
	Revenues	Purchases and services	Net interest gain (loss)	Revenues		Purchases and services		Net interest gain (loss)
Joint ventures:
YPF EE	1,929	1,644	—	574	(1)	377	(1)	28	(1)
Profertil	1,866	703	—	1,015		433		—
MEGA	5,317	510	—	3,128		248		—
Refinor	1,273	109	(16)	1,054		115		—
Y-GEN I	5	—	—	4		—		—
Petrofaro S.A.	152	23	—	30		71		—
Oleoducto Campana - Lago Pellegrini S.A.	3	50	—	—		—		—

	10,545	3,039	(16)	5,805		1,244		28

Associates:
CDS	617	—	—	103		—		—
YPF Gas	1,045	114	93	683		23		68
Oldelval	97	907	—	25		450		—
Termap	—	545	—	—		258		—
OTA	—	30	—	—		16		—
Gasoducto del Pacífico (Argentina) S.A.	—	222	—	—		138		—
Oiltanking	1	581	—	1		274		—
Gas Austral S.A.	117	—	—	72		—		—

	1,877	2,399	93	884		1,159		68

	12,422	5,438	77	6,689		2,403		96

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. Includes transactions following the loss of control over YPF EE. See Note 3 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
		June 30, 2019	December 31, 2018	For the six-month period ended June 30,
Customers / Suppliers	Ref.			2019	2018
SGE	(1)(16)	24,609	26,978	—	—
SGE	(2)(16)	2,053	1,211	1,780	1,422
SGE	(3)(16)	648	282	542	117
SGE	(4)(16)	114	192	7	51
SGE	(5)(16)	215	1,255	268	912
SGE	(6)(16)	4,505	3,535	881	—
SGE	(7)	(1,173)	—	—	—
Ministry of Transport	(8)(16)	2,861	3,044	2,879	3,235
Secretariat of Industry	(9)(16)	19	—	51	—
CAMMESA	(10)	2,363	3,822	3,310	9,457
CAMMESA	(11)	(125)	(444)	(1,557)	(1,422)
IEASA	(12)	8,891	4,326	5,130	3,576
IEASA	(13)	(607)	(745)	(64)	(223)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	5,670	3,454	6,873	2,906
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(15)	—	—	—	(23)

(1)	Benefits of the incentive scheme for the Additional Injection of natural gas.

(2)	Benefits from the Program to Encourage Investments in the Development of Natural Gas Production from Unconventional Reservoirs

(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.

(4)	Benefits for the LPG bottle house program.

(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.

(6)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas.

(7)	Dividends payable.

(8)	The compensation for providing gas oil to public transport of passengers at a differential price.

(9)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.

(10)	The provision of fuel oil and natural gas, and electric power generation corresponding to YPF EE until the date of loss of control by YPF.

(11)	Purchases of energy.

(12)

Rendering of regasification service in the regasification projects of LNG in Escobar. Furthermore, it included the regasification projects of LNG in Bahía Blanca for the six-month period ended on June 30, 2018.

(13)	The purchase of natural gas and crude oil.

(14)	The provision of jet fuel.

(15)	The purchase of miles for the YPF Serviclub program.

(16)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15 and 19 to these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

In addition, the Group holds BONAR 2020 (see Note 30.g to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron Corporation subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 29.b to the annual consolidated financial statements and see Note 32.a to this condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice presidents (managers with executive functions appointed by the Board of Directors), for the six-month period ended June 30, 2019 and 2018:

	For the six-month period ended June 30,
	2019	2018
Short-term employee benefits(1)	210	162
Share-based benefits	44	17
Post-retirement benefits	9	6

	263	185

(1)	Does not include Social Security contributions of 43 and 32 for the six-month period ended June 30, 2019 and 2018, respectively.

35.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 78 and 31 for the six-month period ended June 30, 2019 and 2018, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 1,586 and 917 for the six-month period ended June 30, 2019 and 2018, respectively.

Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 217 and 126 for the six-month period ended June 30, 2019 and 2018, respectively.

During the six-month period ended on June 30, 2019 and 2018, the Company has repurchased 411,623 and 250,795 of its own shares for an amount of 280 and 120, respectively, to comply with the share-based benefits plans mentioned in Note 2.b.10.iii) to the annual consolidated financial statements. The cost of such repurchase appears in the shareholders’ equity under the name “Acquisition cost of treasury shares”, while the nominal value and its adjustment from the monetary re-expression carried out according to the Previous Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the accounts “Treasury shares” and “Adjustment to treasury shares”, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

36.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	June 30, 2019			December 31, 2018
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	1	42.26	42	10	37.50	375
Chilean peso	12	0.06	1	11	0.05	1
Bolivian peso	10	6.96	70	—	—	—
Trade receivables
U.S. Dollar	372	42.26	15,721	489	37.50	18,338

Total noncurrent assets			15,834			18,714

Current assets
Other receivables
U.S. Dollar	205	42.26	8,663	191	37.50	7,163
Euro	4	47.99	192	2	42.84	86
Chilean peso	4,754	0.06	285	6,253	0.05	313
Yen	46	0.39	18	—	—	—
Trade receivables
U.S. Dollar	982	42.26	41,499	907	37.50	34,013
Chilean peso	12,904	0.06	774	15,285	0.05	764
Derivative financial instruments
U.S. Dollar	6	42.26	244	—	—	—
Investments in financial assets
U.S. Dollar	257	42.26	10,863	292	37.50	10,941
Cash and cash equivalents
U.S. Dollar	1,176	42.26	49,698	900	37.50	33,750
Chilean peso	2,533	0.06	152	1,097	0.05	55
Bolivian peso	7	6.96	49	—	—	—

Total current assets			112,437			87,085

Total assets			128,271			105,799

Noncurrent liabilities
Provisions
U.S. Dollar	2,008	42.46	85,260	1,956	37.70	73,741
Lease liabilities
U.S. Dollar	348	42.46	14,756	—	—	—
Loans
U.S. Dollar	6,927	42.46	294,100	6,475	37.70	244,094
Other liabilities
U.S. Dollar	12	42.46	523	14	37.70	523
Accounts payable
U.S. Dollar	3	42.46	127	3	37.70	113

Total noncurrent liabilities			394,766			318,471

Current liabilities
Provisions
U.S. Dollar	73	42.46	3,100	73	37.70	2,752
Taxes payable
Chilean peso	1,682	0.06	101	1,752	0.05	88
Lease liabilities
U.S. Dollar	263	42.46	11,161	—	—	—
Salaries and social security
U.S. Dollar	6	42.46	255	6	37.70	226
Chilean peso	169	0.06	10	274	0.05	14
Loans
U.S. Dollar	1,339	42.46	56,859	1,206	37.70	45,475
Swiss franc	307	43.55	13,390	302	38.31	11,563
Other liabilities
U.S. Dollar	17	42.46	722	12	37.70	452
Accounts payable
U.S. Dollar	1,124	42.46	47,725	1,087	37.70	40,980
Euro	18	48.32	870	21	43.16	906
Chilean peso	2,741	0.06	164	2,202	0.05	110
Yen	32	0.39	13	13	0.34	4

Total current liabilities			134,370			102,570

Total liabilities			529,136			421,041

(1)	Exchange rate in force at June 30, 2019 and December 31, 2018 according to BNA.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

37.	SUBSEQUENT EVENTS

•	Assignment of the Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas

On July 24, 2019, by means of Decree No. 1346/19, the Province of Neuquén approved the assignment. Additionally, on July 31, 2019 YPF and Oilstone Energía S.A. executed the documents required to formally execute the assignment.

•	Assignment of Río Mayo and Sarmiento Areas

On August 2, 2019, YPF and Capetrol Argentina S.A. (“Capetrol”) entered into an assignment agreement whereby YPF assigns to Capetrol 100% of the exploitation concessions over the Río Mayo and Sarmiento areas, located in the Province of Chubut. The agreement contemplates the assignment of the concession for a consideration in an amount of US$ 1.1 million. The assignment shall become effective upon the satisfaction of certain conditions precedent which are mainly related to the authorization of the assignment of interest by the Executive Branch of the Province of Chubut.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of June 30, 2019, or their description in notes to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL ANGEL GUTIERREZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 16, 2019	By:	/s/ Ignacio Miguel Rostagno
	Name:	Ignacio Miguel Rostagno
	Title:	Market Relations Officer